UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VCAMPUS CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92240C 30 8

(CUSIP Number)

October 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240C 30 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Holzer

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,055,559

	8.	Shared Voting Power 31,250

	9.	Sole Dispositive Power 6,055,559

	10.	Shared Dispositive Power 31,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,086,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 38.1%

14.	Type of Reporting Person IN

ITEM 1 — SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the Common Stock, $0.01 par value (“Common Stock”) of VCampus Corporation, a Delaware corporation (“VCampus”) with its principal executive offices located at 1850 Centennial Park Drive, Suite 200, Reston, VA 20191.

ITEM 2 — IDENTITY AND BACKGROUND

(a).                               NAME                                   David Holzer

(b).                              BUSINESS ADDRESS         399 Park Avenue, 37th Floor, New York, NY 10022

(c).                               EMPLOYMENT                   Investment Manager and Trader; Fingerhut/Holzer Partners LLC

(d).                              During the last five years, Mr. Holzer has not been convicted in a criminal proceeding (excluding traffic or similar violations).

(e).                               During the last five years, Mr. Holzer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

(f).                                 Mr. Holzer is a citizen of the United States.

ITEM 3. — SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 8, 2005 Mr. Holzer used $300,000 of his personal funds to purchase (1) 300 shares of Series A-1 Preferred Stock and (2) a warrant for the purchase of 134,730 shares of Common Stock of VCampus. Additionally, on December 8, 2005 $75,000 of personal funds were used by the David Holzer, IRA R/O to purchase (1) 75 shares of Series A-1 Preferred Stock of VCampus and (2) a warrant for the purchase of 33,682 shares of the Common Stock of VCampus. On March 23, 2006 Mr. Holzer used $1,150,000 of his personal funds to purchase 1,150 shares of Series B-1 Preferred Stock of VCampus and a warrant for the purchase of 500,000 shares of the Common Stock of VCampus (the “B-1 Warrant”).  On both June 30, 2006 and September 30, 2006, VCampus issued 46 shares of Series B-1 Preferred Stock to Mr. Holzer.  These shares were issued in satisfaction of VCampus’ cash dividend obligation to Mr. Holzer for the quarters ended June 30, 2006 and September 30, 2006.  In exchange for Mr. Holzer’s agreement to accept future dividends for the next three quarters in additional shares of Series B-1 Preferred Stock instead of cash, on October 31, 2006 VCampus issued a warrant to Mr. Holzer for the purchase of 500,000 shares of VCampus Common Stock (in replacement of the B-1 Warrant) and a new warrant for the purchase of an additional 225,000 shares of VCampus Common Stock. Additionally, on October 31, 2006, VCampus filed an Amended Certificate of Designations for the Series B-1 Preferred Stock which, among other things, made the Series B-1 Preferred Stock immediately convertible, at the option of the holder, into VCampus Common Stock and changed the formula that determines the conversion price.  The current conversion price floor for the Series B-1 Preferred Stock is $0.37.  Based upon the fact that the Series B-1 Preferred Stock is immediately convertible into VCampus Common Stock at $0.37 per share, Mr. Holzer’s beneficial ownership of VCampus Common Stock increased by 3,356,756 shares effective on October 31, 2006.

ITEM 4. — PURPOSE OF TRANSACTION

Mr. Holzer acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of VCampus.  Mr. Holzer does not have any plan or proposal which relates to or would result in any actions enumerated in subitems (a) through (j) of Item 4 of Schedule 13D, except that Mr. Holzer may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

ITEM 5. — INTEREST IN SECURITIES OF THE ISSUER

(a)                                  6,086,809 or 38.1%

(b)                                 (i)            Sole Voting Power                               6,055,559

(ii)                                  Shared Voting Power                           31,250

(iii)                               Sole Dispositive Power                       6,055,559

(iv)                              Shared Dispositive Power                  31,250

(c)                                  On September 30, 2006, VCampus issued 46 shares of Series B-1 Preferred Stock to Mr. Holzer.  These shares were issued in satisfaction of VCampus’ cash dividend obligation to Mr. Holzer for the quarter ended September 30, 2006.  On October 31, 2006 VCampus issued a warrant for the purchase of 500,000 shares of VCampus Common Stock (in replacement of the B-1 Warrant) and a new warrant for the purchase of an additional 225,000 shares of VCampus Common Stock.  Additionally, on October 31, 2006, VCampus filed an Amended Certificate of Designations for the Series B-1 Preferred Stock which, among other things, made the Series B-1 Preferred Stock immediately convertible, at the option of the holder, into VCampus Common Stock and changed the formula that determines the conversion price.  The current conversion price floor for the Series B-1 Preferred Stock is $0.37.  Based upon the fact that the Series B-1 Preferred Stock is immediately convertible into VCampus Common Stock at $0.37 per share, Mr. Holzer’s beneficial ownership of VCampus Common Stock increased by 3,356,756 shares effective on October 31, 2006.

(d)           None

(e)           Not applicable.

ITEM 6. — CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no relevant contracts, arrangements, understandings or relationships between Mr. Holzer and any other person with respect to any securities of VCampus.

ITEMS 7. — MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14 , 2007
Date

/s/ David Holzer
Signature

David Holzer
Name/Title